UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Enlight To Host Conference Calls Reviewing Third Quarter 2025 Financial Results

Enlight Renewable Energy (“Enlight”, "the Company”), a leading global renewable energy developer and an independent power producer, will release its financial results for the third quarter ended September 30, 2025, prior to the opening of the Tel Aviv Stock Exchange on Wednesday, November 12, 2025.

Conference Call Information
Enlight will host two calls to review its financial results and business outlook, one in English and one in Hebrew. Management will deliver prepared remarks followed by a question-and-answer session. Participants may join by conference call or webcast:

English Conference Call & Webcast
The conference call in English will be held at: 8:00am Eastern Time / 3:00pm Israel Time.

Please pre-register to join the live conference call:
https://register-conf.media-server.com/register/BIc02636ac75af4b9b962a688d1f9e8115

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

In addition, a live webcast will be available. Please register and join using the following link:
https://edge.media-server.com/mmc/p/ovpd9nik

Hebrew Webcast
The webcast in Hebrew will be held at: 6:00am Eastern Time / 1:00pm Israel Time.

Please pre-register to join the live webcast:
https://enlightenergy-co-il.zoom.us/webinar/register/WN__wcPWrTGTXyuXG6P-eO3dw

The earnings release with the financial results as well as additional investor presentation materials will be accessible on the Company’s website prior to the calls. An archived version of the English webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/events/

Investor Contact

Limor Gruber
Director IR
Limorgr@enlightenergy.co.il

Yonah Weisz
Director IR
investors@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.
Date: October 21, 2025	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel